

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Steven L Newman
Chief Executive Officer
Transocean Ltd.
Blandonnet International Business Center
Chemin de Blandonnet 2
Building F, 7th Floor
Vernier, Switzerland

>   **Re: Transocean Ltd.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 24, 2010**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
>   **Filed August 4, 2010**
>   **File No. 0-53533**

Dear Mr. Newman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director